Exhibit 99.28

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
CannTrust Holdings Inc.
3280 Langstaff Road, Unit 1
Vaughan, Ontario L4K 4Z8

Item 2.	Date of Material Change
November 1, 2017

Item 3.	News Releases
A press release in the form of Schedule A attached hereto was disseminated on November 1, 2017 via Cision/CNW.

Item 4.	Summary of Material Change
CannTrust Holdings Inc. (“CannTrust” or the “Company” | CSE: TRST), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation (“ACMPR”) program, has announced that it has entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 3,000,000 common shares of the Company (the "Common Shares"), at a price of $5.00 per Common Share, for aggregate gross proceeds to CannTrust of $15,000,000 (the "Offering"). CannTrust has also granted the underwriters an option (the "Over-Allotment Option") to purchase up to 450,000 additional Common Shares of the Company on the same terms as the Offering. If the Over-Allotment Option is exercised in full, the aggregate gross proceeds of the Offering will be $17,500,000.

The net proceeds of the Offering will be used to fund the Phase 2 build out of CannTrust’s recently licensed Niagara Greenhouse Facility and for general corporate and working capital purposes. Closing of the Offering is expected to occur on or about November 30, 2017.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change
See Schedule A attached.

5.2 Disclosure for Restructuring Transactions
Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
The following officer of the Company may be contacted for further information:

Ian Abramowitz, Chief Financial Officer
CannTrust Holdings Inc.
647 872-2300
IAbramowitz@canntrust.ca

Item 9.	Date of Report
This report is dated this 1st day of November, 2017.

Schedule A

NOV 1 2017 07:15 ET

CANNTRUST™ ANNOUNCES $15 MILLION BOUGHT DEAL

/THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

Vaughan, ON / November 1, 2017 – CannTrust Holdings Inc. (“CannTrust” or the “Company” | CSE: TRST), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation (“ACMPR”) program, announces that it has entered into an agreement with a syndicate of underwriters co-led by Echelon Wealth Partners Inc. and Bloom Burton Securities Inc. and including a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 3,000,000 common shares of the Company (the "Common Shares"), at a price of $5.00 per Common Share (the "Offering Price"), for aggregate gross proceeds to CannTrust of $15,000,000 (the "Offering").

CannTrust has also granted the Underwriters an option (the "Over-Allotment Option") to purchase up to 450,000 additional Common Shares of the Company on the same terms as the Offering. If the Over - Allotment Option is exercised in full, the aggregate gross proceeds of the Offering will be $17,500,000.

The net proceeds of the Offering will be used to fund the Phase 2 build out of CannTrust’s recently licensed Niagara Greenhouse Facility and for general corporate and working capital purposes.

Eric Paul, CEO of CannTrust, stated, "We recently announced record revenues and patient numbers and are continuing to see strong trends that we believe will take up full demand from Phase 1 of our recently licensed 430,000 Niagara Greenhouse Facility. "

Brad Rogers, President at CannTrust, added, “The pending legislation to legalize the adult consumer recreational use of cannabis provides a further major opportunity for the Company. With the completion of all phases of our Niagara expansion we plan to have in excess of 1,000,000 square feet of production capacity. This will give us the ability to acquire a substantial share of the increased demand arising from this new market.”

CannTrust expects the first harvest from its Niagara Facility in early November 2017, with full utilization from Phase 1 expected in December 2017. The planned Phase 2 expansion at this Facility is anticipated to be completed and in cultivation towards the middle of 2018. Phase 1 and 2 should conservatively provide the Company with an additional 40,000 kilograms of annual growing capacity.

Closing of the Offering is expected to occur on or about November 30, 2017 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the CSE and the applicable securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

Mortgage Financing

The Company has also arranged for a $15 million mortgage on the Niagara Greenhouse Facility. The mortgage terms presented to the Company remains subject to the lender’s credit committee approval. Further updates will be provided as they become available. The mortgage financing together with the bought deal Offering would fully fund CannTrust through Phase 2 expansion at the Niagara Greenhouse Facility.

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario and with this recently received Health Canada Cultivation Licence is set to begin production at Phase 1 of its 430,000 square foot cultivation facility in the Niagara region.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence- based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have launched a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward- looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust’s Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this release.

For more information:

CannTrust Holdings Inc.

Ivy Fung

Investor@canntrust.ca

1-833-688-TRST (8778)

www.canntrust.ca/investor-relations

Copyright © 2017 CannTrust Holdings Inc.

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